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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2017 (MM/DD/YY) AND ENDING 10/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arlington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Marine Lane
(No. and Street)

St Louis	MO	63146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates, LLC
(Name – *if individual, state last, first, middle name*)

600 Emerson Rd Ste 124	St Louis	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ROBERT E HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITIES, INC, as of OCTOBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

SUSAN M CULLEN
Notary Public - Notary Seal
State of Missouri, St Louis County
Commission # 15019951
My Commission Expires Mar 15, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

600 Emerson Road, Suite 124 | St. Louis, MO 63141 | www.haukkruse.com
p: 314.993.4285 | f: 314.993.4288

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Arlington Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arlington Securities, Inc. as of October 31, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Arlington Securities, Inc. as of October 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arlington Securities, Inc.'s management. Our responsibility is to express an opinion on Arlington Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arlington Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Arlington Securities Inc.'s financial statements. The supplemental information is the responsibility of Arlington Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on Schedule I, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hauk Kruse & Associates, LLC

We have served as Arlington Securities Inc.'s auditor since 2018.
Saint Louis, Missouri
December 17, 2018

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2018

ASSETS

Assets:	
Checking Account	$195,385
Market Value of Investments	188,173
Receivables:	
Clearing Organization	13,465
Concessions Receivable	184,146
Other	895
Prepaid Expenses	15,459
Deferred Tax Benefit	7,345
Total Assets	$604,868

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Wages and Commissions Payable	$364,510
Other Payables and Accrued Expenses	8,051
Total Liabilities	372,561
Shareholder's Equity:	
Capital Stock	23,850
Retained Earnings	208,457
Total Shareholder's Equity	232,307
Total Liabilities and Shareholder's Equity	$604,868

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Income

Year Ended October 31, 2018

Revenues:	
Concession: Mutual Fund and Insurance	$ 2,518,944
Commission: Stocks & Bonds	16,329
Investment Advisory Fees	11,585
Recognized Dividend and Net Capital Gain	3,491
	2,550,349
Expenses:	
Commissions Expense	1,282,515
Officer Compensation & Benefits	1,114,544
Payroll Tax Expense	34,651
Errors Insurance & Fidelity Bonds	29,366
Regulatory Fees and Expense	36,401
Clearing Expenses	7,255
Other Expenses	53,655
	2,558,387
Income (Loss) Before Income Taxes	(8,038)
Deferred Income Tax Benefit	3,725
Net Income (Loss)	$ (4,314)

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2018

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2017	$23,850	$212,771	$236,621
Net Income (Loss)	--	(4,314)	(4,314)
Balances at October 31, 2018	$23,850	$208,457	$232,307

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2018

Cash from Operating Activities	
Net Income (Loss)	$(4,314)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Receivables:	
Clearing Organization	(91)
Commissions	(22,164)
Other	176
Prepaid Expenses	(187)
Deferred Tax Benefit	(3,725)
Increase (decrease) in liabilities:	
Wages and Commissions Payable	114,767
Income Tax Payable	-
Other Payables and Accrued Expenses	(6,670)
Net Cash Provided by Operating Activities	77,792
Cash from Investing Activities	
Purchase of Investments	(295,864)
Increase (Decrease) in Value	(6,060)
Sale of Investments	293,296
Net cash from (used in) investing activities	(3,492)
Net increase in cash	74,300
Cash at beginning of year	121,085
Cash at end of year	$195,385

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.
Notes to Financial Statements
Year Ended October 31, 2018

Note 1 - **Nature of Operations:** Arlington Securities, Inc., (the company) is a broker-dealer formed primarily to sell mutual funds and variable contracts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a member of Securities Investors Protection Corporation (SIPC) and has an insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not carry customer accounts. Accordingly, The Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Note 2 - **Summary of Significant Accounting Policies:**

Revenue Recognition: Commission revenue from securities transactions are recorded on the trade date. Revenue from sales of mutual funds, variable products and insurance products are recorded when earned.

Concentrations of Credit Risk: The Company is not engaged in activities with counter-parties such as banks and other financial institutions. There is no credit risk.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates.

Cash and Securities Segregated Under Federal and Other Regulations: No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds. A reserve account is not required.

Accounts Receivable: An allowance for doubtful accounts was not considered necessary at October 31, 2018. Bad debt expense at October 31, 2018 was $0.

Advertising Costs: The Company did not incur any direct-response advertising costs during the period.

Note 3 - **Fair Value of Financial Instruments:** The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Measurement at Reporting Date Using Description

	10/31/2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned, not yet sold	$188,173	$188,173	$ -	$ -

Note 4 - **Net Capital Requirement:** The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2018, Arlington Securities had net capital of $177,339, which was $152,502 in excess of its minimum required net capital of $24,837.

Note 5 - **Income Taxes:** The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred tax benefit. A capital loss carryover of $26,954 to fiscal year ending October 31, 2019 is calculated to provide $7,345 deferred tax benefit assuming a 21% federal and 6.25% state income tax rate.

The Company is taxed as a C Corporation and has never been examined by an income tax authority. The federal and state income tax returns are subject to examination by the respective taxing authorities generally for three years after they are filed. The Company feels it is more likely than not that all tax positions will be fully recognized; therefore, provision for potential interest or penalties has not been made.

Note 6 - **Related Party Transactions:** The Company pays repair and maintenance expenses for a portion of the home of owner where primary office is located. There are no other related party transactions.

Note 7 - **Financial Instruments with Off-Balance Sheet Risk:** In the normal course of business, the Company purchases and sells securities as agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

Note 8 - **Commitments and Contingencies:** The Company is not involved in any lawsuits and is not party to any asserted or unasserted claims. The Company did not engage the services of an attorney during the fiscal year ended October 31, 2018.

Note 9 - **Subsequent Events:** In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through December 17, 2018, the date the financial statements were available to be issued.

Arlington Securities Inc.

Calculation of Net Capital Reported and Required

As of October 31, 2018

CALCULATION OF NET CAPITAL	
Total shareholder's equity	$232,307
Deductions and charges	-
Non-allowable assets	26,742
Net capital before haircuts on securities positions	205,565
Haircuts on securities	28,226
Net Capital	$ 177,339
AGGREGATE INDEBTEDNESS	
Liabilities shown on Statement of Financial Condition	$ 372,561
Calculated Requirement (6.67% of Aggregate Indebtedness)	$24,837
Statutory Requirement	5,000
Net Capital Requirement (Creater of Above)	24,837
Excess net capital	$152,502
Percentage of Aggregate indebtedness to net capital	210%
RECONCILIATION	
Net capital, as reported in Company's Part IIA (Unaudited) Form X-17A-5 as of October 31, 2018	$177,339

There are no differences between the net capital computations.

See Independent Auditors' Report

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse & Associates LLC | Certified Public Accountants

600 Emerson Road, Suite 124 | St. Louis, MO 63141 | www.haukkruse.com
p: 314.993.4285 | f: 314.993.4288

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Arlington Securities, Inc.

We have reviewed management's statements, included in the accompanying Arlington Securities Inc. Exemption Report, in which (1) Arlington Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arlington Securities claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Arlington Securities, Inc. stated that Arlington Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arlington Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arlington Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauk Kruse & Associates, LLC

Hauk Kruse & Associates, LLC
Saint Louis, MO
December 17, 2018

Arlington Securities Incorporated

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Arlington Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- Arlington Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended October 31, 2018.
- Arlington Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Arlington Securities, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of November 1, 2017 through October 31, 2018 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Robert E. Hillard
CEO

140 Marine Lane * St. Louis, Missouri 63146-2236
314-878-1954 * 314-878-5706 (Fax)
Member FINRA - SIPC

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

(35-REV 6/17)

SIPC-7

(35-REV 6/17)

General Assessment Reconciliation

For the fiscal year ended OCT 31, 2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-38098 FINRA OCT 08/27/1987
ARLINGTON SECURITIES INC
140 MARINE LANE
ST LOUIS, MO 63146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BOB HILLARD 314-878-1954

2. A. General Assessment (item 2e from page 2) $ 13

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (7)

D. Assessment balance due or (overpayment) 6

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 6

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARLINGTON SECURITIES, INC
(Name of Corporation, Partnership or other organization)

Robert Hillard
(Authorized Signature)

Dated the 9 day of NOV, 20 18.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 11/1/2017
and ending 10/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,550,349
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,518,943
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	7,255
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,491
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): MISSOURI R.I.A. FEES (Deductions in excess of $100,000 require documentation)	11,585
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,541,274
2d. SIPC Net Operating Revenues	$ 9,075
2e. General Assessment @ .0015	$ 13
	(to page 1, line 2.A.)